September 10, 2025

Alessandro Petruzzi
Chief Executive Officer
Terra Innovatum Global S.R.L.
Via Matteo Trenta 117
Lucca, Italy 55100

Gus Garcia
Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: Terra Innovatum Global S.R.L.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed September 3, 2025
           File No. 333-287271
Dear Alessandro Petruzzi and Gus Garcia:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 12, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed September 3, 2025 Certain Unaudited, page 83

1. Please revise your disclosure to state whether or not the target company has affirmed to the special purpose acquisition company that its Unit Economics and Sales
       Projections reflect the view of the target company's management or board of directors
       (or similar governing body) about its future performance as of the most recent
 September 10, 2025
Page 2

       practicable date prior to the date of the disclosure document required to be disseminated to security holders. See Item 1609(c) of Regulation S-K. Also revise the third and fourth paragraphs under this heading and first paragraph on page 84 to be consistent with the disclosure that you add in response to this comment.
Exhibits

2. Please file a revised legal opinion that does not include the limitations expressed in paragraphs 4.4 and 4.5.
       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Rima Moawad
      Steven B. Stokdyk